
02:35:43:15

[WILLIAM SHATNER]
What is there to boldly go into? The last thing is death. So... Boldly go into your life, live your life fully, passionately... Have some effect, do something good, either to yourself, to the people... Leave something that's, you know, that has some quality, some value... And then boldly go into the next... thing. Whether it's emptiness or... Whatever it is. So it's an interesting phrase "go boldly." Go boldly. Go with courage. Go fully. Go with commitment. That's what it means. Don't do it half-heartedly, whatever it is you do. Do it fully, do it passionately, do it with your whole being. This is what I believe in for the next five minutes. Then I'll believe in something else. That's what it means.

Round 9 Is Now Open!
https://www.youtube.com/watch?v=sN-Nu-dKcZI


LEGION M
THE FAN-OWNED FUTURE OF FILM AND TELEVISION

[SIMON PEGG]
Okay, straight down the barrel. And three, two...

[ALL]
Hi, Legion M!

[PAUL SCANLAN]
Legion M is the world's first fan-owned entertainment company.

[JEFF ANNISON]
What we're doing with Legion M has never been possible before.

[SCANLAN]
Never.

[ANNISON]
We believe an entertainment company that's owned by fans can be even better than one that's owned by Wall Street.

[SCANLAN]
So we're producing films, TV series, and VR projects collectively as a community and when we're successful, share in the reward. You know, being a part of Legion M whether you invest or not is being a part of a community that is making a difference in the entertainment industry, supporting and representing original breakthrough content.

[KEVIN SMITH]
The good folks at Legion M were dumb enough to invest in Jay and Silent Bob Reboot.

[TERRI LUBAROFF]
Legion M is owned by 35,000 investors.

[MADISON WOLFE]
Just knowing that this film has the support of that many people is so inspiring.

[JOE MANGANIELLO]

I loved having you as producing partners on Archenemy. Thank you for bringing the fans what they need. Long live Legion M!

"Did you get that tingle? When you know you're watching something that's going to change the course of history?"

[DEAN DEVLIN]
Legion M is an amazing company. It's owned 100 percent by the fans.

[GEORGE R.R. MARTIN]
I love that Legion M is bringing fans together.

[BILL DUKE]
Legion M, great people, great cause, great organization.

[SEAN ASTIN]
Legion M, we count on you, we depend on you, we need you. Keep it going.

[ELIJAH WOOD]
It's true.

[SCANLAN]
We are uniting a vibrant and engaged community to co-own the company, have a voice in what content we produce, go behind the scenes and get involved, but also own a piece of the upside. We're redefining what it means to be a shareholder.

[GLENN LAWRENCE]
You don't even have to invest. Just become a member and you'll see what it's all about.

[WILLIAM SHATNER]
It's a novel way of making films, and that's the other thing that appealed to me. Not only the people behind it, but the concept is really remarkable.

[ANNISON]
Paul and I have done this before. Twenty years ago, we started a company that revolutionized television by being the first company to put live television on a cell phone. Today we think Legion M has the potential to be even bigger.

[ELIJAH WOOD]
What it is that you guys do that's so special is you connect with fans. And that -- that's meaningful for filmmakers and for films to be able to find an audience.

[BREC BASSINGER]
I'm honored to be a part of it. I think that's something so innovative.

[SCANLAN]

We've already released several movies with fans as our guiding light, and our pipeline of projects is bigger and better than it's ever been.

[ANNISON]
Our long-term goal is to unite one million fans as shareholders of Legion M.

[SCANLAN]
That's not a small company in Hollywood. That is one of the most influential companies on the planet.

[ANNISON]
It's an amazingly fun process to open the gates of Hollywood and allow people to come in. And if you believe in the power of fans and a fan-owned company... we want you to come join the Legion.

[SHATNER]
You have a sense of ownership because you do own it. It's the concept of its time.

"Join the Legion!"

"Join the Legion!"

"Join the Legion!"

"Join the Legion!"

"I AM LEGION M!"

[crowd cheering]



♬

[JEFF ANNISON]
We are filming a documentary with William Shatner.

[ALEXANDRE O. PHILIPPE]
He had been approached by a number of documentary filmmakers in — in the past but it never quite felt like the right thing to do.

[KERRY DEIGNAN ROY]
It started — just the very first question on the very first day — I think we hit this level where we just knew something personal and special was being shared that was just an unexpected story.

[WILLIAM SHATNER]
I've turned everybody down. You know. The reason I agreed to work with you on a biographical film on me is because when we met, I not only saw your intelligence, but your principles.

[ANNISON]
He liked the team, and I think most importantly he really liked the idea that this project is going to be entirely financed by fans. This will be the first time in Legion M history that fans have the opportunity to invest directly in a Legion M project right alongside Legion M. Legion M, Bill Shatner are not receiving any money from this film until after the fans.

[SHATNER]
This idea of you owning the film is exciting. It's exciting to me to have you as part of it.

[DAVID BAXTER]
Alexander Philippe, you know he's the master of pop culture documentaries.

[PHILIPPE]
When you work on a film, the film tells you what it wants to be and you have to respond to that. You obviously tap into the energy of the person.

[TERRI LUBAROFF]
It goes very, very deep and it's definitely an examination on life and the meaning of life and the meaning of living.

[PHILIPPE]
I think in a way that it's going to be uncompromising and completely surprising to his fans especially. Those are the moments that — that surprise you.

[SHATNER]
It's a novel way of making films and that's the other thing that appealed to me. Not only the people behind it but the concept is really remarkable. And it's the concept of its time.

[ANNISON]
Fact is, nobody knows whether you're going to make money or lose money on a film investment. Anybody that tells you otherwise is selling you something. We've structured it such that the fans are in the first position so if anybody is going to get their money back (laughs) it will be the fans because they are literally first in line.

[SHATNER]
You guys have the passion and the excitement and that's what we've got here — the passion and the excitement to make a film. It's — it's mesmerizing to hear him talk and to hear him tell these stories and learn about the real Bill Shatner.

♫


SAN DIEGO
COMIC
CON
INTERNATIONAL

[KEVIN SMITH]
Ladies and gentlemen, give it up for the living legend William Shatner!

(applause)

[SMITH]
Um let me ask you this Bill. Why did it take 91 years for somebody to make a definitive documentary about your life? Uh why now and why with this team?

[WILLIAM SHATNER]
Well, you know I — I — you — I think this panel should be a mixture of fun and — and maybe some serious stuff. The serious stuff is... I'm 91 years old. Yeah and —

(whoop)

[SHATNER]
No no no no no —

(cheering and applause)

[SHATNER]
Jesus, don't applaud 91 years old!

(laughter)

[SHATNER]
Why now? Because my breath is short. I'm 91 years old, and this wonderful gentleman came along in the nick of time. Because all these autographs I'm doing are going to be worth a lot more money when I die.

(laughter)

[SHATNER]
And the — and the documentary on my life! Think of how quickly you'll sell it if I should die like on the panel!

(laughter)

[SHATNER]
Imagine — imagine everybody's good fortune if I should die right here?

[SMITH]
None of us want that, sir, but like that would be fucking amazing at Comic-Con.

(laughter)

[SMITH]
People like, "he died like the legend he was, man."

(laughter)

[JEFF ANNISON]
No, this is a real surreal moment for us at Legion M, I can tell you. Because like you said, six years ago this company was just starting. It was a glimmer in our collective eyes. And at the time, we actually got one of our biggest breaks in 2016 here, uh with Stan Lee. We uh — you know we were just — the company was just an idea at the time. And somehow we managed to wrangle an interview with the Los Angeles Times. Um and Stan Lee uh was part of that. He was an early supporter of the company. And he gave us this great quote it was, "a company owned by fans? That's such a great idea, I wish I thought of it myself!" And it was just one of those wonderful Stan quotes. But um, you know, when you look at that and then flash forward six years and, you know, this is our first ever Hall H panel and we've got — We're doing a documentary with William Shatner and it's just — it's absolutely incredible. And it's — it's — it really it's — it's because — it's not because of David and I and our good looks. It's because of all the fans. It's the fact that this company is literally — it's like all of us got together and said, "let's create an entertainment company of our own." And so uh we're thrilled to be here and can't wait to see where we are six years from now.

[SHATNER]
The management of this company is terrific. These are a group of vital, uh uh uh young-ish — well they're not 91 — the uh uh intelligent creative people. And so I've put my uh two — my — my two cents in uh to ride with them.

[ANNISON]
We're glad to have you, Bill.

[DAVID BAXTER]

Very happy, very happy.

(applause)

[SMITH]
Let's talk to Kerry and Alexander. You — in order to tell anybody's life, you know, you're like — what do you focus on? You're talking about — I don't know if you know this or not — the man's 91. So...

(laughter)

[SMITH]
He's got a lot of years to choose from. How do you — how do you go about even begin — like to me, it would have been dumbfounding. Like how — where do you start? I could do a documentary just literally about his delivery in Star Trek II when he's giving the eulogy, where he does that fucking dramatic pause — is that — where you could — it always puts a lump in my throat where he's like, "of all the souls that I've encountered, his is the most human..." Like I would do a two-hour documentary about that.

(laughter)

[BAXTER]
All right, we're going to have to change it up now. Or do some reshoots.

[KERRY DEIGNAN ROY]
Right?

[SMITH]
Where do you begin to encapsulate a life like his?

[ALEXANDRE O. PHILIPPE]
Well, you know, so I should say that I — I first actually started watching — I mean, I grew up watching Bill on a black and white television in Switzerland. That's — that's where I grew up. And uh — and I've been a fan obviously for — for a long, long time. But now that I got the opportunity to — to get to know you a little bit, um I'm really a fan of Bill the human.

[SMITH]
Yeah.

[PHILIPPE]
And — and I'm really a fan of your observations on life, on nature, on the universe... uh on these connections, you know, these things that connect us all really in sort of strange mysterious ways. And so I — I — I started really thinking about what is the best way, at least from my perspective, to make a film about Bill? And I was thinking about his wonderful autobiographical songs, which you guys need to be familiar with. They're really

wonderful. And there's these themes that come up that clearly after — should I say 91 spins now around the globe —

[SHATNER]
I think we worked that joke quite —

[PHILIPPE]
We worked that joke, right? But you know that are really meaningful to you. And — and so basically I decided to structure the doc around a number of songs and delve into — essentially a number of themes that I felt were really important to Bill. And uh — so the film is really a celebration of — of Bill and you know the human and of his career of course. Uh but it's going to be a very lyrical film, I think a very poetic film.

[SMITH]
Kerry, how hard was it to pull off? It's one thing for that guy to be like, "this is what I want to do, you have to figure out how to do it."

[DEIGNAN ROY]
Well uh I'll tell you it's been easier than you would think. And it's really because of everybody here at the table. You know, I was thinking back to when our relationship started, which was back with Memory. And I remember we had just screened it at Sundance, and we saw David's head — I don't know if you've noticed but it's about this — it's a head above all. And I remember him coming straight towards us and handing him the — handing us the card, and we met, we had breakfast the next morning. And we've just been so excited to work together again. They're amazing partners. They do listen. Um for filmmakers, it's amazing to have partners that are like, "what do you want to do? What do you think is important?" Not, "this is how it's going to be." Which is — is rare.

[SHATNER]
Right, very true.

[PHILIPPE]
It's like a family, really.

[DEIGNAN ROY]
It really is.

[PHILIPPE]
You know, I feel like Exhibit A and Legion M, we're just like —

[DEIGNAN ROY]
Yeah, we have been.

[PHILIPPE]
I don't know where it's almost feels like something — when we're interacting, we're almost like part of the same company, it's weird, you know?

[DEIGNAN ROY]
And I — and I must say also with — with Bill, he was talking about the horse earlier... We got to see that. That's — I mean — it's amazing. The energy — amazing energy uh that this man has. So it's been just a joy to — to work with him and to — to have him share this amount of time. We spent three days together in a studio grilling him. And he — and he shared a lot so it's — it's been easier than you would think.

[SMITH]
Um are you guys done with the movie? Have you shot everything, you finished?

[PHILIPPE]
No no no, we still have some — some footage to — to shoot.

[DEIGNAN ROY]
We're shooting around today quite a bit.

[SMITH]
Did you really? Have you shot anything in Hall H?

[PHILIPPE]
Uh you know, we — it's difficult to shoot around here, yeah.

[SMITH]
Because yeah — there's rules about —

[PHILIPPE]
Right.

[SMITH]
Bringing shit.

[PHILIPPE]
Yeah, yeah.

[DEIGNAN ROY]
Right.

[PHILIPPE]
I know.

[SMITH]
Well, what if somebody shot with like a ki— like a cell phone. Like I hear they make movies with cell phones now...

[PHILIPPE]

Yeah, I've heard that too, yeah.

[SMITH]
So if that was the case then we could potentially get all these people in the movie as well, correct?

(cheering)

[PHILIPPE]
Yeah yeah, I think — I think we could, yeah, yeah. That's —

[SMITH]
What would we need to do for that, man? You all want to be in a movie, kids?

(cheering and applause)

[SHATNER]
You gotta sign a release.

(laughter)

[SHATNER]
2000 releases.

[SMITH]
Um okay so what are we going to do? We're going to get the uh crowd screaming while Alexander, Kerry, David, and Jeff are going to stand up and use their phones to capture footage of the crowd. So ladies and gentlemen, if you love William Shatner, let me hear it right now!

(cheering and applause)

[WILLIAM SHATNER]
The reason I agreed to work with you is because, when we met, I not only saw your intelligence but your principles. It's a novel way of making films, and that's the other thing that appealed to me. Not only the people behind it, but the concept is really remarkable. And it's the concept of its time. I go out a lot, meet fans, because the fans are where our careers are. This idea is exciting. It's exciting to me to have you as part of it. It's the people. It's the people who work there, and especially the people who lead. And you guys are remarkable human beings, and that's why I -- I joined you.